                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For February 3, 2005
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X          Form 40-F
                             -----                 ---------

         Indicate by check mark if the  registrant  is  submitting  the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                    No  X
                              ----                  -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT) is pleased to announce the filing of its Conceptual Study for the Picachos property with the TSX and on
SEDAR. The report, entitled "A Conceptual Study of the Picachos Silver-Gold-Base
Metals Prospects, Western Durango State, Mexico" dated 14 January, 2005, and prepared by Watts, Griffis and McOuat Limited ("WGM") of Toronto, concluded that
"the Picachos property has the potential to host a deposit of 20 million tonnes of ore grading approximately 365 grams silver per tonne and approximately 2.15 grams gold per tonne."

The Conceptual Study is a key document used by Northwestern's management team in determining the optimal exploration strategy for its Picachos property, located in Durango State, Mexico.

As part of the study, Northwestern asked WGM to provide an estimate of the type and size of deposit that the Picachos property may host. Consequently, WGM examined various deposits in the Sierra Madre region that are believed to offer comparable geology to the Picachos area. The Sierra Madre hosts Wheaton River
Minerals' Tayoltita Mine, and Northwestern's Picachos property is located within a gold-silver district spanning 1,600 kilometres from near the northern U.S.
border to the Pachuca deposit just north of Mexico City. Located within a caldera structure similar to, but not as highly eroded as the Tayoltita caldera,
WGM believes that the Picachos structure may be unique in that it is perhaps the only such structure without a significant producing mine in this section of the
Sierra Madre. WGM concluded that better exposure of mineralization in the
Tayoltita area may have drawn early explorers away from the nearby Picachos area.

Wheaton River reported 2003 production of 57,487 ounces of gold and 5,661,254 ounces of silver at Tayoltita. Other prominent mines in the area include San
Martin, with 2003 production of 36,000 ounces of gold and 465,000 ounces of silver, and La Cienega, with approximately 96,500 ounces of gold produced annually. Production and resources for other mines and deposits in the belt are summarized in the study.

In its conclusions, WGM said that when compared to other properties with mines in the Sierra Madre, Northwestern's Picachos property has no significant discernable variances that would lead it to believe that the company could not host a Tayoltita-sized deposit. Indeed, based on its conceptual model, WGM stated it "is of the firm opinion that the Tayoltita Mine offers a viable exploration target model."

"The deposit numbers were not chosen arbitrarily," explained Kabir Ahmed,
President and CEO of Northwestern. "In fact, WGM has provided us with a deposit size that it believes to be conservative. The silver grade selected by WGM is the weighted average of 1998 and 2003 production at Tayoltita. The gold grade is
50% of the weighted average of 1998 and 2003 production, a grade which is also significantly lower than the reported historical production grade for gold at
Tayoltita."

In the previously filed 43-101 report for the Picachos property, WGM concluded that ongoing exploration is warranted and proposed a work program budget in excess of CDN $500,000. In the Conceptual Study, WGM also recommended that continuing mineralogical work be incorporated into the exploration program to further investigate how Picachos mineralization compares with Tayoltita mineralization.

The potential quantity and grade set forth in the report prepared by WGM is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

The WGM report was prepared by Al Workman, P.Geo., and Ross MacFarlane, P.Eng.
Mr. Workman is Senior Geologist and Vice-President of WGM, and a qualified person as defined by National Instrument 43-101. Mr. MacFarlane is a Senior
Associate Metallurgical Engineer for WGM who is also a qualified person having visited all of the major producers in the San Dimas mining district of western
Durango State. Please refer to the Conceptual Study on SEDAR for further information on the Picachos property. All of the disclosure in this press release is based upon the aforementioned Conceptual Study, and the information contained herein was reviewed by Al Workman."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Northwestern Mineral Ventures Inc.

                                   By: /s/ Kabir Ahmed
                                   -------------------
                                      Kabir Ahmed
                                      President

Date: February 3, 2005